

April 26, 2013

Via E-mail
Mr. David Ebersman
Chief Financial Officer
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025

Re: **Facebook, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 1, 2013
File No. 001-35551

Dear Mr. Ebersman:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 66

1.   We note your disclosures now refer to advertising revenue that is generated by displaying ad products on third-party affiliated websites or mobile apps. Please describe the terms and conditions of your advertising arrangements with these third-party affiliated websites and mobile apps and explain further how the terms impact your accounting for such revenues. In this regard, tell us whether you account for advertising revenues from third-party websites and apps on a gross or net basis. In your response, please address how

you considered the guidance in ASC 605-45-45 or provide the accounting guidance you applied to these arrangements. Lastly, please tell us the amount of revenues earned from third-party affiliated websites or mobile apps for each period presented.

Note 10. Commitments and Contingencies

Contingencies

Legal Matters, page 79

2.   You state in your disclosures on page 44 that there was not at least a reasonable possibility you may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for legal and other contingencies as of December 31, 2012. However, your footnote disclosures on page 80 appear inconsistent with your disclosures on page 44, as you appear to make this assertion for the class action lawsuit only when you refer to the matters "set forth above." As it relates to the Summit and Timelines matters, tell us whether there is at least a reasonable possibility that a loss has been incurred, and in your next periodic filing, please disclose an estimate of the additional loss or range of loss in excess of amounts accrued, if any; state that such an estimate cannot be made; or, if true, state that the estimate is immaterial in lieu of providing quantified amounts. Please refer to ASC 450-20-50.   Also, please update us as to the current status of these claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief